                                        Filed Pursuant to Rule 424(b)(3)
                                        Registration No. 333-21273


THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED DECEMBER 1, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 20, 1997)

LOGO
                                1,000,000 SHARES

                         SHURGARD STORAGE CENTERS, INC.
                   % SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK
                            ------------------------

     Shurgard Storage Centers, Inc. is a fully integrated, self-administered and self-managed real estate investment trust that develops, acquires, owns and
manages self storage centers. We are offering to the public shares of      %
Series C Cumulative Redeemable Preferred Stock. The terms of the Series C Preferred Stock can be summarized as follows:

     - We will pay cumulative distributions on the Series C Preferred Stock,
       from the date of original issuance, in the amount of $     per share each
       year, which is equivalent to      % of the $25.00 liquidation preference.

     - We will pay distributions on the Series C Preferred Stock quarterly, beginning on December 31, 1998 (with the payment on that date being based pro rata on the number of days from the original issuance of the Series C Preferred Stock).

     - We are not allowed to redeem the Series C Preferred Stock before December , 2003, except in order to preserve our status as a real estate investment trust.

     - On and after December   , 2003, we may, at our option, redeem the Series
       C Preferred Stock by paying holders $25.00 per share, plus any accrued and unpaid distributions.

     - The Series C Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption and is not convertible into any other securities.

     - Investors in the Series C Preferred Stock generally have no voting rights, except if we fail to pay distributions for six or more quarters.

     We have applied to list the Series C Preferred Stock on the New York Stock Exchange (the "NYSE") under the symbol "SHUPrC". If this application is approved, trading of the Series C Preferred Stock on the NYSE is expected to begin within 30 days following initial delivery of the Series C Preferred Stock.

     INVESTING IN THE SERIES C PREFERRED STOCK INVOLVES CERTAIN RISKS. SEE "SUPPLEMENTAL RISK FACTORS" BEGINNING ON PAGE S-7 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price.......................................   $25.00      $25,000,000
Underwriting Discount.......................................   $           $
Proceeds to Shurgard (before expenses)......................   $           $

     The underwriters are offering the shares of Series C Preferred Stock subject to various conditions. The underwriters expect to deliver the shares of
Series C Preferred Stock to investors on or about December   , 1998.
                            ------------------------
SALOMON SMITH BARNEY
                            MERRILL LYNCH & CO.
                                                  PAINEWEBBER INCORPORATED
                            ------------------------
December   , 1998

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Such transactions may include stabilization, the purchase of securities to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Shurgard with the Securities and Exchange Commission (the "Commission") are incorporated in this Prospectus Supplement by reference:

     a. Shurgard's Annual Report on Form 10-K for the year ended December 31, 1997;

     b. Shurgard's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     c. Shurgard's Current Reports on Form 8-K, dated May 29, 1998 and December , 1998; and

     d. the description of the Series C Preferred Stock contained in Shurgard's
        Registration Statement on Form 8-A, dated December   , 1998.

     All documents filed by Shurgard with the Commission pursuant to Sections 13(a), 13(d), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus Supplement and prior to the termination of this offering are deemed to be incorporated by reference in this Prospectus Supplement from the date of the filing of such documents.

     To the extent the terms set forth in this Prospectus Supplement, the accompanying Prospectus and any document currently or subsequently incorporated by reference differ from each other, rely on the terms set forth in the most recently filed document.

     Shurgard will provide without charge to each person to whom this Prospectus Supplement is delivered, on the written or oral request of such person, copies of all documents that are incorporated by reference (not including the exhibits to such documents, unless the exhibits are themselves specifically incorporated by reference). Requests should be directed to Investor Relations at Shurgard, 1155 Valley Street, Seattle, Washington 98109-4426 (telephone number: (206) 624-8100).

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT

Incorporation of Certain Documents by Reference.............   S-2
Prospectus Supplement Summary...............................   S-4
Supplemental Risk Factors...................................   S-7
Use of Proceeds.............................................   S-7
Capitalization..............................................   S-8
Selected Financial Information..............................   S-9
Ratios of Earnings to Combined Fixed Charges and Preferred
  Stock
  Dividend Distributions....................................  S-11
Description of Series C Preferred Stock.....................  S-11
Certain Federal Income Tax Considerations...................  S-15
Underwriting................................................  S-20
Legal Matters...............................................  S-21

                            PROSPECTUS

Available Information.......................................     2
Incorporation of Certain Documents
  by Reference..............................................     2
Risk Factors................................................     4
The Company.................................................     8
Use of Proceeds.............................................     8
Ratios of Earnings to Fixed Charges.........................     8
Description of Debt Securities..............................     9
Description of Common Stock.................................    19
Description of Preferred Stock..............................    22
Restrictions on Transfers of Capital
  Stock; Excess Stock.......................................    27
Certain Federal Income Tax
  Considerations............................................    29
Plan of Distribution........................................    39
Experts.....................................................    40
Legal Matters...............................................    40

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights some information in this Prospectus Supplement and the accompanying Prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should read this entire Prospectus Supplement and the accompanying Prospectus carefully before deciding whether to invest in the Series C Preferred Stock. Unless indicated otherwise, the information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     We are a fully integrated, self-administered and self-managed real estate investment trust ("REIT") that develops, acquires, owns and manages self storage centers. We are one of the four largest operators of self storage centers in the United States, and together with our predecessors have been in the self storage business since 1972. Our strategy is to be the national leader in storage products and services by offering high-quality, conveniently located and secure self storage and a high level of customer service. This strategy enables us to position ourselves as a premium-priced storage provider in our target markets. We seek to own and operate self storage centers that are located in major metropolitan areas along retail and high-traffic corridors.

     As of September 30, 1998, we owned and operated, directly and through our subsidiaries and joint ventures, 303 self storage properties and 2 business parks containing approximately 19.4 million net rentable square feet, which are located in 19 states and four countries. For the nine months ended September 30, 1998, our domestic self storage centers had a weighted average annual net rentable square foot occupancy rate of 84% and a weighted average annual rent per net rentable square foot of $9.80. We also manage, under the "Shurgard" name, 29 self storage centers and one business park containing approximately 1.6 million net rentable square feet.

     We employed approximately 1,000 persons as of September 30, 1998 and are headquartered in Seattle, Washington, with regional offices in Phoenix, Arizona; San Francisco, California; Washington, D.C.; Chicago, Illinois; Atlanta, Georgia; Long Island, New York; Dallas, Texas; and Bellevue, Washington. Our executive offices are located at 1155 Valley Street, Seattle, Washington 98109-4426, and our telephone number is (206) 624-8100.

                              RECENT DEVELOPMENTS

     On May 29, 1998, we formed a partnership, Shurgard/Fremont Partners I ("SFP1"), with Fremont Realty Capital L.L.C. ("Fremont"). One of our wholly owned subsidiaries and an affiliate of Fremont are the general partners of SFP1. We have a 10% equity interest in SFP1 and the Fremont affiliate has the remaining 90% equity interest. Under the terms of the agreements executed in connection with the formation of SFP1, we contributed certain self storage properties to SFP1 shortly after we completed construction of such properties. We were reimbursed at cost for all expenses incurred in developing the properties contributed to SFP1.

     SFP1 has granted us an option to acquire all of the properties owned by SFP1. The purchase option is exercisable at certain times between December 15, 2000 and December 31, 2002, depending upon the performance of the properties. The purchase price for the properties upon exercise of the option will be determined by dividing the annualized net operating income of the properties for the three- or four-month period preceding the exercise of the option by .0925. Initially, we are entitled to 10% of SFP1's cash flow. Our equity interest increases to 20% after the partners receive a specified priority return.

     Under a management services agreement, we act as property manager for the properties owned by SFP1 and receive a monthly management fee equal to the greater of $2,000 per property or 5% of gross revenues. Additionally, we receive other fees relating to accounting and administrative services that we perform on behalf of SFP1.

     We opened 16 domestic storage centers in the first nine months of 1998 and, when all phases are complete, these 16 projects will total approximately 756,000 net rentable square feet with an estimated total cost of $49.8 million. Of the 16 stores opened, six were developed through our Tennessee and Florida joint ventures, while another eight were contributed to SFP1. Subsequent to September 30, 1998, we contributed two additional properties to SFP1. In addition to the above completed developments, we have 22 domestic storage centers currently under construction (five of these are being developed in California and Florida through joint ventures).

     In October 1998, we reached an agreement in principle with an institutional investor to form a joint venture partnership for the purpose of acquiring up to $105 million of new self storage properties that we develop. We anticipate that we will finalize the agreement in the first quarter of 1999.

     We amended our domestic credit facility (the "Credit Facility") in October 1998. This $150 million Credit Facility matures in September 1999, but we have the option to extend it until September 2000. The required spread over the London Interbank Offering Rate ("LIBOR") is .95%, and this spread will continue to vary based on the terms of the Credit Facility.

                                  THE OFFERING

Securities Offered........ 1,000,000 shares of      % Series C Cumulative
                           Redeemable Preferred Stock (the "Series C Preferred Stock") (1,150,000 shares of Series C Preferred Stock if the Underwriters' over-allotment option is exercised in full).

Price per Share........... $25.00.

Use of Proceeds........... To pay down amounts drawn under our revolving credit facility. See "Use of Proceeds."

Ranking................... With respect to the payment of distributions and amounts upon liquidation, the Series C Preferred Stock will rank:

                           - on a parity with any other preferred shares that
                             are not by their terms subordinated to Series C Preferred Stock, including our 8.80% Series B Cumulative Redeemable Preferred Stock (the "Series B Preferred Stock"), and

                           - senior to our Series A Junior Participating
                             Preferred Stock (the "Series A Junior Preferred Stock"), our Class A Common Stock (the "Class A Common Stock"), our Class B Common Stock (the "Class B Common Stock"), and any other of our equity securities which by their terms rank junior to the Series C Preferred Stock.

Distributions............. Distributions on the Series C Preferred Stock are
                           cumulative from the date of original issue and will be payable quarterly in arrears on or about the last day of March, June, September and December of each year, commencing on December 31, 1998, at the rate of
                                % of the liquidation preference per annum. The
                           first distribution will be for less than a full quarter. Distributions on the Series C Preferred Stock will accumulate whether or not we have earnings, whether or not we have funds legally available for the payment of such distributions and whether or not we declare distributions. See "Description of Series C Preferred
                           Stock -- Distributions."

Liquidation Rights........ The Series C Preferred Stock will have a liquidation preference of $25.00 per share, plus accumulated and unpaid distributions, if any. See "Description of Series C Preferred Stock -- Liquidation Rights."

Redemption................ The shares of Series C Preferred Stock are not
                           redeemable prior to December   , 2003. On and after
                           December   , 2003, the Series C Preferred Stock will
                           be redeemable for cash at our option, in whole or in part, at $25.00 per share, plus distributions accumulated and unpaid to the redemption date. The redemption price is payable solely out of the sale proceeds of other capital stock of Shurgard. See "Description of Series C Preferred Stock -- Redemption."

Voting Rights............. Holders of the Series C Preferred Stock are not
                           entitled to vote except as expressly provided herein, by our Articles of Incorporation, as amended (the "Charter") or by our Designation of Rights and Preferences of Series C Preferred Stock, or as may be required by law or by the rules of the NYSE. In any matter in which holders of the Series C Preferred Stock are entitled to vote, including any action by written consent, each share of Series C Preferred Stock will be entitled to one vote. If distributions on the Series C Preferred Stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of Series C Preferred Stock (voting together with all other series of preferred shares which have similar voting rights) will be entitled to vote for the election of two additional directors to serve on our Board of Directors until all such arrearages have been paid, at which time such directors will resign from our Board of Directors. The approval of holders of two-thirds of the outstanding Series C Preferred Stock voting as a single class is required in order to amend, alter or repeal any provision of the Designation of Rights and Preferences of Series C Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect the rights, preferences, privileges or voting power of the holders of shares of Series C Preferred Stock or authorize, reclassify, create, or increase the authorized or issued amount of any class or series of stock having rights senior to Series C Preferred Stock or to create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such shares. We may create additional classes of preferred stock that rank on parity with or junior to the Series C Preferred Stock, increase the authorized number of shares of such preferred stock and issue additional series of such preferred stock without the consent of any holders of Series C Preferred Stock or preferred stock with similar voting rights. See "Description of Series C Preferred Stock -- Voting Rights."

No Conversion............. The Series C Preferred Stock is not convertible into or exchangeable for any other property or securities of Shurgard. See "Description of Series C Preferred Stock -- Conversion."

Trading................... We have applied to list the Series C Preferred Stock on the NYSE under the symbol "SHUPrC". If approved, trading is expected to commence within 30 days after the initial delivery of the shares of Series C Preferred Stock. See "Description of Series C Preferred Stock -- General."
                            ------------------------

     This Prospectus Supplement and the accompanying Prospectus, including documents incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Forward-looking statements are inherently subject to risk and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Supplemental Risk Factors" in this Prospectus Supplement and in "Risk Factors" in the accompanying Prospectus and in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent annual and quarterly reports.

                           SUPPLEMENTAL RISK FACTORS

RISKS RELATED TO ISSUANCE OF ADDITIONAL PREFERRED STOCK

     The Charter, including the Designation of Rights and Preferences of Series C Preferred Stock, does not limit the issuance of additional series of preferred stock ranking on parity with or superior to the Series C Preferred Stock. The Charter requires approval by holders of two-thirds of the outstanding Series C Preferred Stock to issue any stock senior to the Series C Preferred Stock. The issuance of additional preferred stock on parity with the Series C Preferred Stock could have the effect of diluting the interests of holders of the Series C Preferred Stock. None of the provisions relating to the Series C Preferred Stock contains any provisions affording the holders of the Series C Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect the holders of the Series C Preferred Stock.

SERIES C PREFERRED STOCK PRICE FLUCTUATIONS AND TRADING VOLUME

     A number of factors may adversely influence the price of the Series C Preferred Stock in public markets, many of which are beyond our control. In particular, increased market interest rates would result in higher yields on other financial instruments and may lead investors in Series C Preferred Stock to seek investments with a higher annual distribution rate which could adversely affect the market price of the shares of Series C Preferred Stock. Although we intend to list the Series C Preferred Stock on the NYSE, the daily trading volume of REITs in general and the Series C Preferred Stock in particular may be lower than the trading volume of certain other industries. As a result, investors who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of such shares in the market without causing a substantial decline in the market value of such shares.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $23.9 million, after all anticipated issuance costs (approximately $27.5 million if the Underwriters' over-allotment option is exercised in full). We will use the net proceeds from this offering to reduce borrowings under our Credit Facility. Draws on the Credit Facility were used to fund acquisitions, purchases of partnership units, development activity and general corporate purposes. The Credit Facility currently bears interest at LIBOR plus .95% and matures in September 1999.

                                 CAPITALIZATION

     The following table sets forth our historical capitalization as of September 30, 1998 and the pro forma capitalization to give effect to the issuance and sale of the Series C Preferred Stock offered hereby:

                                                                  AS OF SEPTEMBER 30, 1998
                                                              ---------------------------------
                                                               HISTORICAL           PRO FORMA
                                                              -------------        ------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt
  Lines of credit...........................................    $113,806            $  89,923
  Notes payable.............................................     274,399              274,399
                                                                --------            ---------
          Total long-term debt..............................     388,205              364,322
                                                                --------            ---------
Shareholders' equity
  Series C Preferred Stock, $0.001 par value per share;
     2,000,000 shares authorized and 1,000,000 shares issued
     and outstanding, pro forma.............................          --               23,883
  Series B Preferred Stock, $0.001 par value per share;
     2,000,000 shares authorized, issued and outstanding....      48,056               48,056
  Class A Common Stock, $0.001 par value per share;
     120,000,000 shares authorized and 28,600,416 shares
     issued and outstanding.................................     599,792              599,792
  Class B Common Stock, $0.001 par value per share; 500,000
     shares authorized and 154,604 shares issued and
     outstanding, net of loans to shareholders of $4,002....      (1,086)              (1,086)
  Accumulated net income in excess of earnings..............     (43,065)             (43,065)
                                                                --------            ---------
          Total shareholders' equity........................     603,697              627,580
                                                                --------            ---------
          Total capitalization..............................    $991,902            $ 991,902
                                                                ========            =========

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth selected financial information for Shurgard for each of the three years in the period ended December 31, 1997 and for the nine-month periods ended September 30, 1997 and 1998. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included in Shurgard's Annual Report on Form 10-K for the year ended December 31, 1997 and Shurgard's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, which are incorporated herein by reference.

                                                  AT OR FOR YEAR ENDED           AT OR FOR NINE MONTHS ENDED
                                                      DECEMBER 31,                      SEPTEMBER 30,
                                           ----------------------------------    ---------------------------
                                             1995        1996         1997          1997            1998
                                           --------    ---------    ---------    -----------    ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA AND PERCENTAGES)
OPERATING DATA:
Revenue:
  Rental.................................  $ 92,397    $ 103,784    $ 137,746     $ 100,540      $  116,492
  Other real estate investments..........     1,396        3,371          225           114          (1,244)
  Property management....................     2,978        3,244        2,463         1,864           1,803
                                           --------    ---------    ---------     ---------      ----------
          Total revenues.................    96,771      110,399      140,434       102,518         117,051
Expenses:
  Operating..............................    24,851       30,889       40,278        28,797          33,724
  Management fees........................     1,320           --           --            --              --
  Depreciation and amortization..........    17,410       21,199       28,243        19,991          24,269
  Real estate taxes......................     7,596        8,898       11,295         8,236           9,508
  General, administrative and other......     4,859        4,351        3,956         3,005           2,899
                                           --------    ---------    ---------     ---------      ----------
          Total expenses.................    56,036       65,337       83,772        60,029          70,400
                                           --------    ---------    ---------     ---------      ----------
Income from operations...................    40,735       45,062       56,662        42,489          46,651
Interest and other income or expense,
  net....................................     1,126          604        1,481         1,103           1,042
Interest expense.........................   (12,038)     (12,829)     (17,096)      (12,686)        (15,441)
Minority interest........................      (251)         (52)       1,264           973           1,250
                                           --------    ---------    ---------     ---------      ----------
Net income...............................  $ 29,572    $  32,785    $  42,311     $  31,879      $   33,502
                                           ========    =========    =========     =========      ==========
Diluted net income per common share......  $   1.43    $    1.39    $    1.40     $    1.08      $     1.05
Diluted average shares outstanding.......    20,696       23,570       28,000        27,770          28,675
Distributions declared per common
  share..................................  $   2.38(1) $    1.41(2) $    1.91(3)  $    1.43      $     1.46
BALANCE SHEET DATA (AT END OF PERIOD):
Storage centers, before accumulated
  depreciation...........................  $558,861    $ 758,726    $ 928,354     $ 873,361      $1,032,650
Total assets.............................   610,394      804,483      955,488       920,419       1,044,232
Notes payable............................   131,395      131,794      239,494       234,819         274,399
Total liabilities........................   172,610      302,755      326,026       288,954         421,320
Shareholders' equity.....................   434,496      498,511      610,787       615,043         603,697
OTHER DATA:
Funds from operations(4).................  $ 45,788    $  53,083    $  65,969     $  48,858      $   53,485
Percentage of funds from operations paid
  out as distributions...................      80.1%        81.7%        81.1%         81.4%           78.2%
Cash flow provided by (used in):
  Operating activities...................  $ 46,113    $  48,065    $  78,108     $  54,824      $   62,240
  Investing activities...................   (86,311)    (137,835)    (182,718)     (134,200)       (107,233)
  Financing activities...................    32,719       87,326      108,619        84,335          50,143

                                                    AT DECEMBER 31,                 AT SEPTEMBER 30,
                                           ----------------------------------    -----------------------
                                             1995        1996         1997         1997          1998
                                           --------    ---------    ---------    ---------    ----------
                                                    (IN THOUSANDS, EXCEPT NUMBER OF PROPERTIES)
PORTFOLIO DATA (AT END OF PERIOD):
Number of properties:
  Owned properties.......................       181          237          281          271           305
  Managed properties.....................        83           37           31           30            30
                                           --------    ---------    ---------    ---------    ----------
          Total..........................       264          274          312          301           335
                                           ========    =========    =========    =========    ==========
Net rentable square feet:
  Owned properties.......................    11,900       15,400       18,200       17,500        19,300
  Managed properties.....................     4,700        1,900        1,500        1,700         1,600
                                           --------    ---------    ---------    ---------    ----------
          Total..........................    16,600       17,300       19,700       19,200        20,900
                                           ========    =========    =========    =========    ==========

---------------
(1) Includes the distribution of $.44 per share declared in January 1995 based on financial results for the quarter ended December 31, 1994, as well as the special distribution of $.10 declared in November 1995.

(2) Does not include the distribution of $.47 per share declared in January 1997 based on financial results for the quarter ended December 31, 1996.

(3) Does not include the distribution of $.48 per share declared in January 1998 based on financial results for the quarter ended December 31, 1997.

(4) Funds from operations ("FFO"), as promulgated by the National Association of Real Estate Investment Trusts ("NAREIT") in its March 1995 White Paper on Funds from Operations, is defined as net income (calculated in accordance with generally accepted accounting principles ("GAAP")) excluding gains or losses from debt restructuring and sales of real estate, plus depreciation of rental real estate and amortization of intangible assets exclusive of deferred financing costs. Contributions to FFO from unconsolidated entities in which the reporting entity holds an active interest are to be reflected in FFO on the same basis. We believe FFO is a meaningful disclosure as a supplement to net income because net income implicitly assumes that the value of assets diminishes predictably over time while we believe that real estate values have historically risen or fallen with market conditions. FFO is not a substitute for net cash provided by operating activities or net income computed in accordance with GAAP, nor should it be considered an alternative indication of our operating performance or liquidity. In addition, FFO is not comparable to "funds from operations" reported by other REITs that do not define FFO in accordance with the NAREIT definition, as interpreted by us.

     FFO for each of the periods presented is calculated as follows:

                                                                                      FOR NINE MONTHS ENDED
                                                      FOR YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                     -----------------------------    ----------------------
                                                      1995       1996       1997        1997         1998
                                                     -------    -------    -------    ---------    ---------
                                                                         (IN THOUSANDS)
Net income before extraordinary item...............  $29,572    $32,785    $42,311     $31,879      $33,502
Nonrecurring revenue/expenses......................     (223)        --       (189)         --         (416)
Preferred dividend distribution....................       --         --     (3,060)     (1,960)      (3,300)
Depreciation and amortization......................   17,410     21,199     28,243      19,991       24,269
Depreciation and amortization from unconsolidated
  joint ventures and subsidiaries..................      149        219       (231)       (227)         270
Deferred financing costs...........................   (1,120)    (1,120)    (1,105)       (825)        (840)
                                                     -------    -------    -------     -------      -------
  Funds from operations............................  $45,788    $53,083    $65,969     $48,858      $53,485
                                                     =======    =======    =======     =======      =======

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND DISTRIBUTIONS

     The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividend distributions for the periods shown:

                        YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED    NINE MONTHS ENDED
                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     SEPTEMBER 30,
                         1993(1)          1994           1995           1996           1997             1998
                       ------------   ------------   ------------   ------------   ------------   -----------------
Ratio................      8.80x          2.95x          3.00x          2.79x          2.47x            2.06x

---------------
(1) The information for the year ended December 31, 1993 is based on the combined historical financial information of the 17 publicly held limited partnerships that were consolidated in connection with our formation as a REIT.

     The ratios of earnings to combined fixed charges and preferred stock dividend distributions were computed by dividing earnings by the sum of combined fixed charges and preferred stock dividend distributions. For this purpose, earnings consist of net income plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and the amortization of debt issuance costs.

                    DESCRIPTION OF SERIES C PREFERRED STOCK

     In addition to the information below, you should also read "Description of Preferred Stock" in the accompanying Prospectus before deciding whether to invest in the Series C Preferred Stock. However, if the terms set forth in this Prospectus Supplement differ from the terms set forth in the Prospectus, you should rely on the terms set forth in this Prospectus Supplement. We reincorporated from the State of Delaware to the State of Washington in May 1997. Therefore, certain descriptions of Delaware law contained in the Prospectus are inapplicable. For a general comparison of the differences between Delaware law and Washington law, see "Certain Differences in Corporate Laws" in our Proxy Statement for Annual Meeting of Shareholders, dated March 31, 1998.

GENERAL

     We are authorized to issue up to 40,000,000 shares of preferred stock in one or more series. Our Board of Directors has the power to determine the number of shares in each series and fix the preference, conversion and other rights of such series, including, but not limited to, fixing distribution rights, distribution rates, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption (including sinking fund provisions), and the liquidation preference, without any further action by our shareholders (except in limited circumstances by holders of Series A Junior Preferred Stock), unless such action is required by applicable law or the rules of any stock exchange on which our securities are listed. The Series C Preferred Stock is a series of our preferred stock.

     On November 30, 1998, our Board of Directors adopted resolutions authorizing the designation and issuance of the Series C Preferred Stock. The following summary of the terms and provisions of the Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the Charter, including the Designation of Rights and Preferences of Series C Preferred Stock, each of which you may obtain from us.

     The registrar, transfer agent and distributions disbursing agent for the Series C Preferred Stock will be Gemisys Corporation.

     We have applied to list the Series C Preferred Stock on the NYSE, subject to official notice of issuance. If so approved, trading of the Series C Preferred Stock on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series C Preferred Stock. See "Underwriting."

SERIES B PREFERRED STOCK

     We currently have outstanding 2,000,000 shares of Series B Preferred Stock. Holders of shares of Series B Preferred Stock are entitled to receive, when and as authorized by our Board of Directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 8.80% per annum of the $25.00 liquidation preference (equivalent to a fixed annual amount of $2.20 per share). Distributions on the Series B Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the succeeding business day. The Series B Preferred Stock is not redeemable prior to June 30, 2002. On or after June 30, 2002, we may, at our option, upon not less than 30 nor more than 60 days' written notice, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions thereon to the date fixed for redemption. The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of Shurgard. The Series B Preferred Stock ranks on parity with the Series C Preferred Stock.

DISTRIBUTIONS

     Holders of the Series C Preferred Stock will be entitled to receive, when and as authorized by our Board of Directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of
     % per annum of the $25.00 liquidation preference (equivalent to a fixed
annual amount of $     per share). Distributions on the Series C Preferred Stock
will be cumulative from the date of original issue and will be payable quarterly in arrears on or about the last day of March, June, September and December or, if not a business day, the succeeding business day (each, a "Distribution Payment Date"). The first distribution on the Series C Preferred Stock will be paid on December 31, 1998, which will be for less than a full quarter. Any distributions payable on the Series C Preferred Stock for any partial period will be computed on the basis of the actual number of days the Series C Preferred Stock is outstanding and assuming a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in our share records at the close of business on the applicable record date, which will be the first day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by our Board of Directors for the payment of distributions that is not more than 30 or less than 10 days prior to such Distribution Payment Date (each, a "Distribution Record Date"). For dividend distributions, the Series C Preferred Stock will rank senior to the Class A Common Stock, the Class B Common Stock and the Series A Junior Preferred Stock, and on parity with the Series B Preferred Stock.

     No distributions on the Series C Preferred Stock will be authorized by our Board of Directors or be paid or set apart for payment if such action is restricted or prohibited by law or by the terms of any agreement of ours, including any agreement relating to our indebtedness.

     Notwithstanding the foregoing, distributions on the Series C Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series C Preferred Stock will not bear interest and holders of the Series C Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above.

     Any distribution payment made on the Series C Preferred Stock will first be credited against the earliest accumulated but unpaid distribution due with respect to such shares.

     If, for any taxable year, we elect to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Series C Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which is the total dividends (within the meaning of the Code) paid or made available to the holders of the Series C Preferred Stock for the year, and the denominator of which is Total Dividends.

LIQUIDATION RIGHTS

     In the event of any liquidation, dissolution or winding up of our business, the holders of the Series C Preferred Stock are entitled to be paid out of our assets that are legally available for distribution to our shareholders liquidating distributions in cash or property at its fair market value as determined by our Board of Directors in the amount of a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Common Stock or any other capital shares that rank junior to the Series C Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business shall not be deemed to constitute a liquidation, dissolution or winding up of our business. For liquidation rights, the Series C Preferred Stock will rank senior to the Class A Common Stock, the Class B Common Stock and the Series A Junior Preferred Stock and on parity with the Class B Preferred Stock. For further information regarding the rights of the holders of the Series C Preferred Stock upon the liquidation, dissolution or winding up of Shurgard, see "Description of Preferred Stock -- Liquidation Preference" in the accompanying Prospectus.

REDEMPTION

     The shares of Series C Preferred Stock are not redeemable prior to December
  , 2003. On and after December   , 2003, we may, at our option upon not less
than 30 or more than 60 days' written notice, redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus all accumulated and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent Shurgard has funds legally available therefor. The redemption price of the Series C Preferred Stock (other than any portion thereof consisting of accumulated and unpaid distributions) may be paid solely from the sale proceeds of other capital stock of Shurgard and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depository shares, interests, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series C Preferred Stock to be redeemed must surrender such Series C Preferred Stock at the place designated in such notice and will be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Series C Preferred Stock has been given and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any Series C Preferred Stock so called for redemption, then from and after the redemption date distributions will cease to accrue on such Series C Preferred Stock, such Series C Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding shares of Series C Preferred Stock are to be redeemed, the Series C Preferred Stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares of Series C Preferred Stock) or by any other equitable method we choose. See "Description of Preferred Stock -- Redemption" in the accompanying Prospectus.

     We will give notice of redemption by publishing a notice in a newspaper of general circulation in the City of New York once a week for two successive weeks beginning not less than 30 or more than 60 days prior to the redemption date. We will mail a similar notice, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series C Preferred Stock to be redeemed at their respective addresses as they appear on our share transfer records. No failure to give such notice or any defect in the notice or in the mailing of the notice will affect the validity of the proceedings for the redemption of any Series C Preferred Stock, except as to the holder to whom notice was defective or not given. Each notice must state (1) the redemption date, (2) the redemption price, (3) the number of shares of Series C Preferred Stock to be redeemed, (4) the place or places where the certificates evidencing the shares of Series C Preferred Stock are to be surrendered for payment of the redemption price, and (5) that distributions on the shares to be redeemed will cease to accumulate on such redemption date. If fewer than all the shares of Series C Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder must also specify the number of shares of Series C Preferred Stock to be redeemed from such holder.

     The holders of Series C Preferred Stock at the close of business on a Distribution Record Date will be entitled to receive the dividend distribution payable with respect to such Series C Preferred Stock on the corresponding Distribution Payment Date notwithstanding a redemption occurring between such Distribution Record Date and the corresponding Distribution Payment Date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series C Preferred Stock to be redeemed.

     The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under "-- Restrictions on Ownership" below.

VOTING RIGHTS

     The Series C Preferred Stock is not entitled to vote except as expressly provided herein, by the Charter or by the Certificate of Designations of Series C Preferred Stock, or as may be required by law or by the rules of the NYSE. In any matter in which the Series C Preferred Stock is entitled to vote, including any action by written consent, each share of Series C Preferred Stock will be entitled to one vote.

     Whenever distributions on any shares of Series C Preferred Stock are in arrears for six or more quarterly periods, the holders of such shares of Series C Preferred Stock (voting together with all other series of preferred stock which have similar voting rights) will be entitled to vote for the election of two additional directors of Shurgard at a special meeting called by the holders of record of at least 10% of any series of Series C Preferred Stock so in arrears or the holders of any other series of preferred stock on parity with the Series C Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of our shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all distributions accumulated on such shares of Series C Preferred Stock for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment, at which time the two additional directors will resign from our Board of Directors. In such case, the entire Board of Directors will be increased by two directors.

     The approval of two-thirds of the outstanding Series C Preferred Stock voting as a single class is required in order to amend, alter or repeal any provision of the Designation of Rights and Preferences of Series C Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect the rights, preferences, privileges or voting power of the holders of shares of Series C Preferred Stock or authorize, reclassify, create, or increase the authorized or issued amount of any class or series of stock having rights senior to Series C Preferred Stock or to create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such shares. We may create additional classes of preferred stock that rank on parity with or junior to the Series C Preferred Stock, increase the authorized number of shares of such preferred stock and issue additional series of such preferred stock without the consent of any holders of Series C Preferred Stock or preferred stock with similar voting rights.

CONVERSION

     The shares of Series C Preferred Stock are not convertible into or exchangeable for any other property or securities of Shurgard.

RESTRICTIONS ON OWNERSHIP

     In order to maintain its qualification as a REIT, the Charter imposes limitations on the number of shares of capital stock, including Series C Preferred Stock, that may be owned by any single person or affiliated group. For information regarding such restrictions on ownership of Series C Preferred Stock, see "Restrictions on Transfers of Capital Stock; Excess Stock" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances. This discussion is directed principally to investors who are United States citizens or residents or U.S. corporations. This discussion does not address consequences that are unique to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     We have operated and intend to operate in a manner that will enable us to qualify as a REIT under the Code. Although we believe that we are organized and operate in such a manner, we cannot assure you that we will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to shareholders. Except for the updated information contained under "REIT Tax Law Changes Pursuant to the Taxpayer Relief Act of 1997" below, this Prospectus Supplement does not address the taxation of Shurgard or the impact on Shurgard of its election to be taxed as a REIT. The discussion set forth below assumes that we qualify as a REIT under the Code.

     In the opinion of Perkins Coie LLP, counsel to Shurgard, Shurgard, commencing with the taxable year ended December 31, 1994, has been organized in conformity with the requirements for qualification as a REIT and its current organization and method of operation should enable it to qualify as a REIT in the future. This opinion is based on various assumptions and is conditioned upon the representations of Shurgard as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on Shurgard's ability to satisfy on a continuing basis certain distribution levels, diversity of stock ownership and various qualification tests imposed by the Code as summarized in the Prospectus. While Shurgard intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of Shurgard, no assurance can be given by counsel or Shurgard that Shurgard will so qualify for any particular year. Perkins Coie LLP will not review compliance with these tests on a continuing basis, and has not undertaken to update its opinion subsequent to the date hereof.

     Accordingly, each potential investor should refer to the Prospectus for a summary of the federal income tax considerations to Shurgard of its REIT election. Each potential investor is advised to consult their own tax advisor regarding the tax consequences of the acquisition, ownership and sale of the Series C Preferred Stock, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale and of potential changes in applicable tax laws.

REIT TAX LAW CHANGES PURSUANT TO THE TAXPAYER RELIEF ACT OF 1997

     On August 5, 1997, the President signed into law H.R. 2014, Taxpayer Relief Act of 1997 (the "1997 Act") providing, among other things, numerous provisions designed to simplify the tax characterization and treatment of REITs. These changes applied to us commencing on January 1, 1998. The material provisions contained in the 1997 Act are summarized as follows:

     (1) For purposes of the 75% and 95% gross income tests, (a) a REIT may now render a de minimis amount of impermissible services to tenants or in connection with the management of the property and still treat the amounts received by the REIT with respect to that property as rents from real property and (b) the attribution rules used for purposes of determining related party tenants and independent contractors have been relaxed when applying these rules to partners of partnerships that own shares in a REIT. See "Certain Federal Income Tax Considerations -- Overview of REIT Qualification Rules -- Income Tests" in the accompanying Prospectus.

     (2) A REIT may now elect to retain and pay income tax on the long-term capital gains recognized by it during the year. The REIT must pay income tax on the gain at the rate of 35%. If the election is made, the shareholders include the capital gain on their personal tax returns and increase the basis in their stock by the amount of the undistributed capital gain (less the amount of capital gains tax paid by the REIT). The shareholders are then entitled to a credit on their tax return for their proportionate share of the tax paid by the REIT. See "Certain Federal Income Tax Considerations -- Taxation of the Company as a
         REIT -- Tax on Undistributed Income" in the accompanying Prospectus.

     (3) The gross income requirement that short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years represent less than 30% of the REIT's gross income for each taxable year has been repealed. See "Certain Federal Income Tax Considerations -- Overview of REIT Qualification Rules -- Income Tests" in the accompanying Prospectus.

     (4) For purposes of eliminating any non-REIT year accumulated earnings acquired by a REIT, the earliest accumulated earnings are now treated as being distributed first after distribution of current earnings. Any distribution of these accumulated earnings will not be treated, however, as a distribution for purposes of calculating the dividends paid deduction. See "Certain Federal Income Tax
         Considerations -- Overview of REIT Qualification Rules -- Annual Distribution Requirements" in the accompanying Prospectus.

     (5) Corporations wholly owned by a REIT will still be "qualified REIT subsidiaries" regardless of whether the subsidiaries have always been owned by the REIT. See "Certain Federal Income Tax
         Considerations -- Overview of REIT Qualification Rules -- Nature of Assets" in the accompanying Prospectus.

DIVIDENDS AND OTHER DISTRIBUTIONS

     As long as we qualify as a REIT, our taxable U.S. shareholders (including holders of Series C Preferred Stock) will be taxed on distributions made out of current or accumulated earnings and profits (and not designated as capital gain dividends or retained capital gains) as ordinary income. Capital and ordinary dividends will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Series C Preferred Stock are out of current or accumulated earnings and profits, the earnings and profits of Shurgard will be allocated first to the Series C Preferred Stock and Series B Preferred Stock on a pari passu basis and then allocated to the Class A Common Stock, the Class B Common Stock and the Series A Junior Preferred Stock.

     As described above, we may elect to retain and pay income tax on the long-term capital gains recognized by us during the year. If we so elect, we will pay income tax on the gain at a rate of 35%. Although our U.S. shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain, they would also receive a refundable tax credit for their proportionate share of the tax paid by us on such retained capital gains and an increase in their basis in their Shurgard stock in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by us.

     In addition to the changes to provisions directly dealing with the tax characterization and treatment of REITs, the 1997 Act and HR 2676, the IRS Restructuring and Reform Act of 1998 (the "1998 Reform Act"), changed significantly the taxation of capital gains by taxpayers who are individuals, estates or trusts. IRS Notice 97-64 provides temporary guidance with respect to the taxation of distributions by REITs that are designated as capital gain dividends. Under IRS Notice 97-64, taking into account changes in the capital gains rates made by the 1998 Reform Act, a REIT may designate (subject to certain limits) whether a capital gain dividend is taxable to domestic shareholders (other than corporations) as a 20% rate gain distribution (for capital gains recognized by a REIT with respect to capital assets held more than one year) or a Section 1250 gain distribution taxed at a 25% rate (for a portion of the gain recognized by the REIT with respect to dispositions of certain real property held for more than one year equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income).

     Amounts designated by us pursuant to the 1997 Act as undistributed capital gains would be treated with respect to non-U.S. shareholders in the substantially same manner as described in the Prospectus for actual distributions by us of capital gain dividends. See "Certain Federal Income Tax Considerations -- Federal Income Taxation of Foreign Stockholders" in the accompanying Prospectus. Under that approach, the non-U.S. shareholders would, however, be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us were to exceed their actual United States federal income tax liability).

     Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted tax basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent such distributions exceed the adjusted basis of a shareholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, if we declare a distribution in October, November or December payable to a shareholder of record in any such month, such distribution shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses. We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

SALE OR EXCHANGE OF SERIES C PREFERRED STOCK

     Upon the sale of Series C Preferred Stock, a shareholder will generally recognize gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received and (2) the shareholder's adjusted tax basis in such shares. Such gain or loss will be a capital gain or loss if the Series C Preferred Stock has been held as a capital asset and will be long-term gain or loss if such shares have been held for more than one year. Any loss upon a sale or exchange of Series C Preferred Stock by a shareholder who held such Series C Preferred Stock for six months or less (after applying certain holding period rules) will generally be treated as a long-term capital loss to the extent such shareholder previously received capital gain distributions with respect to such Series C Preferred Stock.

     As a result of the 1997 Act and the 1998 Reform Act, individuals, trusts and estates that hold capital assets for more than 12 months will generally be taxed at a maximum long-term capital gain rate of 20% on gain from the sale or exchange of those investments. In addition, any net capital gain which otherwise would be taxed at a 15% rate is taxed at a rate of 10%. To obtain these lower rates, assets must generally be held by the taxpayer for more than one year. However, a maximum rate of 25% applies for

"unrecaptured Section 1250 gain" for individuals, trusts and estates. These lower rates also apply for alternative minimum tax purposes.

     For assets acquired and held for more than five years after December 31, 2000, these rates are lowered to 18% and 8%, respectively. Individual taxpayers holding certain capital assets including readily tradable stock as of January 1, 2001 may elect to treat the asset as having been sold on such date for an amount equal to its then current fair market value and having been reacquired for an amount equal to such value. For these purposes, the fair market value of the readily tradable stock is equal to its closing market price on the next business day after January 1, 2001. If such election is made, any gain (but not loss) is recognized by the taxpayer as of that date.

REDEMPTION OF SERIES C PREFERRED STOCK

     A redemption of Series C Preferred Stock will be treated as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income tax rates unless the redemption satisfies one of three tests set forth in Section 302(b) of the Code. The redemption will be treated as a sale or exchange if it (1) is "substantially disproportionate" with respect to the shareholder, (2) results in a "complete termination" of the shareholder's stock interest in Shurgard, or (3) is "not essentially equivalent to a dividend" with respect to the shareholder, all within the meaning of
Section 302 of the Code. In determining whether any of these tests have been met, Series C Preferred Stock considered to be owned by a shareholder by reason of certain constructive ownership rules set forth in the Code, as well as Series C Preferred Stock actually owned by such shareholder, must generally be taken into account. If a particular holder of Series C Preferred Stock owns (actually or constructively) no shares of common stock of Shurgard, or an insubstantial percentage of the outstanding shares of the common stock, a redemption of all the Series C Preferred Stock owned by such shareholder (actually or constructively) generally should qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series C Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Series C Preferred Stock are encouraged to consult their own tax advisors to determine such tax treatment.

     If a redemption of Series C Preferred Stock is not treated as a distribution taxable as a dividend to a particular shareholder, it will be treated as to that shareholder as a taxable sale or exchange. As a result, such shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received (less any portion of the property that is attributable to declared but unpaid dividends attributable to the redeemed shares, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits) and (2) the shareholder's adjusted basis in the shares of Series C Preferred Stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of Series C Preferred Stock have been held as a capital asset and will be long-term gain or loss if such shares have been held for more than one year.

     If a redemption of the Series C Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the shareholders. The shareholder's adjusted tax basis in such redeemed Series C Preferred Stock will be transferred to the shareholder's remaining stockholdings in Shurgard. If, however, the shareholder has no remaining stockholdings in Shurgard, such basis could be transferred to a related person or it may be lost entirely.

BACKUP WITHHOLDING

     We will report to our U.S. shareholders and the Internal Revenue Service (the "IRS") the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such shareholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies that the shareholder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with his, her or its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability.

RECENT TAX PROPOSAL

     On February 2, 1998, President Clinton released his budget proposal for fiscal year 1999 (the "Proposal"). The Proposal would have prohibited a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation's stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation, but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT's combined equity and debt interests in a C corporation may not exceed 5% of the value of a REIT's total assets). That provision was proposed to be effective with respect to stock in a C corporation acquired by a REIT on or after the date of "first committee action" with respect to the provision. To date, no such proposal has been formally introduced into Congress as proposed legislation. No assurance can be given, however, that such a proposal, or a similar proposal, will not be considered by Congress and enacted in the future. If the proposal were to be enacted as originally proposed, the Company's interest in Shurgard's Storage To Go, which exceeds 10% of the value of the outstanding stock, would be grandfathered, but such grandfathering would be lost if the subsidiary were to engage in a new trade or business or acquire substantial new assets, which could materially impede the ability of the Company to engage in other activities or expand substantially its current activities conducted through Shurgard's Storage To Go.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriters, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc. ..................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
PaineWebber Incorporated....................................
                                                              --------

          Total.............................................
                                                              ========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other considerations. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and PaineWebber Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and some of the shares to certain dealers at the public offering
price less a concession not in excess of $     per share. The underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share on sales to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 150,000 additional shares of Series C Preferred Stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     We have applied to have the Series C Preferred Stock listed on the NYSE.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Series C Preferred Stock.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................    $              $
Total.......................................................    $              $

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Series C Preferred Stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Series C Preferred Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Series C Preferred Stock made for the purpose of preventing or retarding a decline in the market price of the Series C Preferred Stock while this offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the Series C Preferred Stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the NYSE or in the over-the-counter market, or otherwise, and, if commenced, may be discontinued at any time.

     We estimate that the total expenses of this offering will be $330,000.

     The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Perkins Coie LLP, Seattle, Washington, as our securities and tax counsel, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                      (This page intentionally left blank)

PROSPECTUS

                         SHURGARD STORAGE CENTERS, INC.
                                  $300,000,000
               DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

     Shurgard Storage Centers, Inc. (the "Company") may from time to time offer in one or more series (a) its debt securities (the "Debt Securities"), (b) shares of its preferred stock, par value $.001 per share (the "Preferred Stock"), or (c) shares of its Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), with an aggregate public offering price of up to $300,000,000 on terms to be determined at the time of offering. The Debt Securities, the Preferred Stock and the Class A Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (a) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the Company's option or repayment at the holder's option, terms for sinking fund payments, terms for conversion into Preferred Stock or Class A Common Stock, covenants and any initial public offering price; (b) in the case of Preferred Stock, the specific designation and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (c) in the case of Class A Common Stock, any initial public offering price. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock; Excess Stock."

     The applicable Prospectus Supplement will also contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMPANY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
 HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
                  MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

               The date of this Prospectus is February 20, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement on Form S-3 (of which this Prospectus is a part) (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company which file electronically with the Commission. In addition, the Class A Common Stock is listed on the New York Stock Exchange (the "NYSE") and such reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission the Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Commission's rules and regulations. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

          a. Annual Report on Form 10-K for the year ended December 31, 1995;

          b. Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1996;

          c. Current Reports on Form 8-K dated November 14, 1996 and January 16, 1997;

          d. Description of the Class A Common Stock contained in the Company's Registration Statement on Form 8-A, dated April 26, 1995, as amended; and

          e. Description of Preferred Share Purchase Rights contained in the Company's Registration Statement on Form 8-A, dated April 26, 1995, as amended.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents that are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to Investor Relations at the Company, 1201 Third Avenue, Suite 2200, Seattle, Washington, 98101 (telephone number: (206) 624-8100).

                                  RISK FACTORS

     An investment in the Company involves various risks. In evaluating an investment, investors should consider the following factors, in addition to other matters set forth or incorporated in this Prospectus and any accompanying Prospectus Supplement.

GENERAL REAL ESTATE INVESTMENT RISKS

     General Risks Relating to Real Estate Ownership and Operation of Self Storage Centers. An investment in the Company is subject to the risks incident to the ownership of real estate-related assets and the operation of self storage centers. These risks include the fact that real estate investments are generally illiquid, which may impact the Company's ability to vary its portfolio in response to changes in economic and other conditions, as well as the risks normally associated with changes in market rental rates, the impact of environmental protection laws, and changes in tax, real estate and zoning laws.

     Risks of Real Estate Development and Acquisitions. The Company may invest new capital or reinvest sale or refinancing proceeds to develop properties or to acquire existing properties. Real estate development involves risks in addition to those involved in the ownership and operation of established properties, including the risks that construction may not be completed on schedule, resulting in increased construction and other costs, and that properties may not be leased on profitable terms or in accordance with scheduled lease-up plans. In addition, to develop properties, the Company must engage appropriate contractors or subcontractors or both to construct the properties, and problems may arise in connection with such engagements, thereby increasing the cost of the construction and resulting in delays in completion. Real estate acquisitions entail risks that acquired properties may not perform in accordance with management's expectations, including projected occupancy and rental rates, and that the Company may have overpaid for acquisitions. Furthermore, the Company may have underestimated the cost of improvements required to bring an acquired property up to standards established for the market position intended for that property. If any of the above were to occur to a material extent, the Company's ability to meet debt service obligations and to make expected distributions to stockholders would be adversely affected. The Company's ability to develop and acquire properties depends on its ability to obtain equity or debt financing. The issuance of additional capital stock to obtain financing to develop and acquire properties could result in a dilution of ownership for the existing stockholders. In addition, if cash flows generated from the investment of the net proceeds of such offering in properties or otherwise are less than the distributions payable to such new stockholders, the Company's ability to meet debt service obligations and to make expected distributions to all stockholders may be adversely affected. If any property fails to perform as expected or if any property owned by the Company requires significant unanticipated capital improvements, cash flow would be adversely affected.

     Investments in Other Commercial Real Estate. Although the Company invests primarily in self storage properties, it may also invest in other commercial real estate if such investments are specifically approved by the Company's Board of Directors. The Company has no present plans to make any such investments. The authority of the Board of Directors to make such investments permits the Company flexibility in selecting appropriate investments and in adjusting to changes in the marketplace, without requiring amendments to the Company's Amended Bylaws (the "Bylaws") or specific stockholder approval. Investments in other forms of real estate, if they were to occur, will be subject to the risks unique to such investments and, in particular, the Company must ensure that such investments are managed by persons having the experience and expertise necessary for the effective management and operation of those investments. Unfamiliarity with local laws, procedures and practices, or in the operation of such other investments, might adversely affect the Company's funds from operations and its ability to meet debt service obligations and to make expected distributions to stockholders.

     Indirect Investments. The Company has invested and may continue to invest in real estate by making participating mortgages or acquiring equity interests in partnerships, joint ventures or other legal entities that in turn have invested in real estate constituting appropriate investments for the Company. Under the Bylaws, a number of conditions must be satisfied before the Company is permitted to make these indirect investments, including, among others, the requirement that the joint investment not jeopardize the Company's eligibility to be taxed as a REIT or result in the Company's becoming an investment company under the Investment Company Act of 1940, as amended. These investments expose the Company to certain risks not present had the Company invested directly in the real estate, including, among others, the risk that the Company may not have control over the legal entity that has title to the real estate, the possibility that the Company may invest in an enterprise that has liabilities that are not disclosed at the time of the investment and the possibility that the Company's investments would be illiquid and not readily accepted as collateral by the Company's lenders. Each of these risks might reduce the Company's cash flow or impair its ability to borrow funds, which ultimately could adversely affect the Company's ability to meet debt service obligations and make expected distributions to stockholders.

     Limited Asset Diversification. The Company limits its investments primarily to self storage and related businesses. The success of an investment in the Company will depend in large measure on the profitability of such businesses and real estate investments. The Company is not expected to have substantial interests in other real estate investments to hedge against the risk that national trends might adversely affect the profitability of self storage and related businesses.

     Competition. Competition exists in every market in which the Company's stores are located. The Company competes with, among others, national, regional and numerous local self storage operators and developers. Such competition has adversely affected the occupancy levels and the rental revenues of the Company's self storage properties in specific markets. If competition adversely affects occupancy levels and rental revenues in a significant number of the Company's markets, it would adversely affect the Company's cash flow from operations and its ability to meet debt service obligations and make expected distributions to stockholders. The Company believes that the primary competition for potential customers of any of the Company's self storage stores comes from other self storage properties within a three-to-five-mile radius of that store. The Company does not seek to be the lowest-price self storage provider. Entry into the self storage business through acquisition of existing properties is relatively easy for persons or institutions with the required initial capital. Some of the Company's competitors may have more resources than the Company. Competition may be accelerated by any increase in availability of funds for investment in real estate. Decreases in interest rates tend to increase the availability of funds and therefore can increase competition. The extent to which the Company is affected by competition will depend in significant part on local market conditions.

     Possible Liability Relating to Environmental Matters. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws may impose liability without regard to whether the owner or operator knew of, or caused, the release of such hazardous substances. The Company obtains such environmental assessment reports on the properties it owns and the properties it operates as it deems appropriate. While the reports obtained by the Company have not revealed any environmental liability or compliance concerns that the Company believes would have a material adverse effect on its financial condition or results of operations, no assurance can be given that any environmental assessments undertaken by the Company have revealed all potential environmental liabilities. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect the owner's ability to use or sell such property or to borrow using such property as collateral, and may cause the owner or operator of the property to incur substantial remediation or compliance costs. In addition to claims for cleanup or compliance costs, the presence of hazardous substances on a property or the release of hazardous substances from such property could result in the owner or operator incurring substantial liabilities as a result of a claim by a private party for personal injury, by an adjacent property owner for property damage or by a governmental entity for other damages. Such liability may be imposed under environmental laws or common-law principles. Although the Company has not received any notice of potential liability for any environmental remediation or associated damages or environmental compliance costs, and is not currently aware of any material environmental claims against it, no assurance can be given that no such claim will be asserted against the Company. In addition, no assurance can be given that any prior owner or operator of the properties did not create any material environmental condition not known to the Company, or that an environmental contamination, noncompliance or other condition does not otherwise exist as to any one or more of the properties that could have a material adverse effect on the Company's financial condition or results of operations. Furthermore, no assurance can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability, (ii) the current environmental conditions of the Company's owned or managed properties will not be affected by the condition of properties in the vicinity of such properties (such as the presence of leaking underground storage tanks) or by the actions of third parties unrelated to the Company, or (iii) tenants will not violate their leases by introducing hazardous or toxic substances into the Company's owned or managed properties that could expose the Company to liability under federal or state environmental laws. The cost of defending such claims, conducting such environmental remediation or responding to such changed condition could materially adversely affect the Company's financial condition and results of operations.

     Cost of Compliance With Americans With Disabilities Act and Fire and Safety Regulations. All of the Company's properties are required to comply with the Americans With Disabilities Act, and the regulations, rules and orders that may be issued thereunder (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Compliance with ADA requirements might require, among other things, removal of access barriers and noncompliance could result in the imposition of fines by the U.S. government, or an award of damages to private litigants. In addition, the Company is required to operate its properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to the Company's properties. Compliance with such requirements may require the Company to make substantial capital expenditures, which expenditures would reduce cash otherwise available for distribution to stockholders.

     Property Taxes. Each of the Company's properties is subject to real property taxes. The real property taxes on these properties and any other properties that the Company develops or acquires in the future may increase as property tax rates change and as such properties are assessed or reassessed by tax authorities.

     Potential Underinsured Losses. The Company maintains title insurance on all of its properties. The Company uses its discretion in determining amounts, coverage limits and deductibility provisions of title, casualty and other insurance, based on appraisals and the purchase price paid by the Company for such property, in each case with a view to obtaining appropriate insurance coverage on the Company's properties at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a loss would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

RISKS RELATING TO QUALIFICATION AND OPERATION AS A REIT

     Failure to Remain Qualified as a REIT. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1994. So long as the Company meets the requirements under the Code for qualification as a REIT each year, the Company will be entitled to a deduction when calculating its taxable income for dividends paid to its stockholders. For the Company to qualify as a REIT, however, certain detailed technical requirements must be met (including certain income, asset and stock ownership tests) under Code provisions for which, in many cases, there are only limited judicial and administration interpretations. In addition, the determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT, and no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Although the Company believes that it is organized so as to qualify as a REIT under the Code, and that it has operated and will continue to operate in such a manner to so qualify as a REIT, the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in the Company's circumstances preclude any assurance that the Company will so qualify in any year. For any taxable year that the Company fails to qualify as a REIT, it would not be entitled to a deduction for dividends paid to its stockholders in calculating its taxable income. Consequently, the net assets of the Company and distributions to stockholders would be substantially reduced because of the Company's increased tax liability. Furthermore, to the extent that distributions had been made in anticipation of the Company's qualification as a REIT, the Company might be required to borrow additional funds or to liquidate certain of its investments in order to pay the applicable tax. Should the Company's qualification as a REIT terminate, the Company may not be able to elect to be treated as a REIT for the four taxable years following the year during which the qualification was lost. See "Certain Federal Income Tax Considerations -- Failure of the Company to Qualify as a REIT" in this Prospectus.

     Effect of Distribution Requirements. To maintain its status as a REIT for federal income tax purposes, the Company generally is required each year to distribute to its stockholders at least 95% of its taxable income. In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for such calendar year, 95% of its capital gain net income for the calendar year and any amount of such income that was not distributed in prior years. The Company may be required, under certain circumstances, to accrue as income for tax purposes interest, rent and other items treated as earned for tax purposes but not yet received. In addition, the Company may not be able to deduct currently as expenses for tax purposes certain items that actually have been paid. It is also possible that the Company could realize income, such as income from cancellation of indebtedness, that is not accompanied by cash proceeds. In any such event, the Company could have taxable income in excess of cash available for distribution. In such circumstances, the Company could be required to borrow money or liquidate investments on unfavorable terms in order to meet the distribution requirement applicable to a REIT. See "Certain Federal Income Tax Considerations -- Overview of REIT Qualification Rules -- Annual Distribution Requirements" in this Prospectus.

     Changes in Tax Laws Which Could Affect REITs. Income tax treatment of REITs may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time. No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to the qualification as a REIT or the federal income tax consequences of such qualification. While any such legislation may contain transitional rules that would reduce their impact on the Company, it is impossible to predict whether or in what form such legislation may be enacted in the future.

OTHER GENERAL RISKS

     Effect of Market Interest Rates on Price of Debt Securities, Preferred Stock and Common Stock. One of the factors that would influence the price of the Debt Securities, Preferred Stock and Common Stock in public trading markets is the annual yield from interest payments, Preferred Stock dividends or Common Stock distributions by the Company on the price paid for the Debt Securities, Preferred Stock or Common Stock, respectively, as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the Debt Securities, Preferred Stock and Common Stock.

     Debt Financing. The Company is subject to risks normally associated with debt financing, including the risk that the Company's net cash flow from operations will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the properties will not be able to be refinanced and the risk that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

     International Operations. The Company invests in operations outside the United States. The Company either faces or may face certain risks inherent in international business operations, including currency risks, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, difficulties in staffing and managing international operations, potentially adverse tax burdens, obstacles to the repatriation of earnings and cash, and the burdens of complying with different permitting standards and a wide variety of foreign laws. Each of these risks might impact the Company's cash flow or impair its ability to borrow funds, which ultimately could adversely affect the Company's ability to meet debt service obligations and make expected distributions to stockholders.

                                  THE COMPANY

     Shurgard Storage Centers, Inc. is a fully integrated, self-administered and self-managed REIT that develops, acquires, owns and manages self storage centers. The Company is one of the three largest operators of self storage centers in the United States and through its predecessors has been in the self storage business since 1972. The Company's strategy is to be the national leader in storage products and services by offering high-quality, conveniently located and secure self storage and a high level of customer service. This strategy enables the Company to position itself as a premium-priced storage provider in its target markets. The Company seeks to own and operate self storage centers that are located in major metropolitan areas along retail and high-traffic corridors.

     The Company's growth strategies are designed to maximize stockholder value by increasing funds from operations through (a) internal growth through increases in revenues and operating efficiencies at its existing stores and (b) external growth through the development of new self storage properties and the acquisition of additional self storage properties. The Company believes that the experience of its management team in operating, developing and acquiring self storage properties and its access to capital markets strongly contribute to its ability to execute these strategies. The Company expects to fund future development and acquisitions through the incurrence of additional indebtedness, future offerings of equity securities and retained cash flow.

     As of September 30, 1996, the Company owned and operated, directly and through its subsidiaries and joint ventures, 230 self storage properties, containing approximately 14.7 million net rentable square feet, which are located in over 22 major metropolitan areas in 19 states and Europe. In addition, the Company owns two business parks and one commercial building. The Company also manages, under the "Shurgard" name, 37 self storage centers and one business park, containing approximately 1.9 million net rentable square feet. For the nine months ended September 30, 1996, the self storage centers owned by the Company had a weighted average net rentable square foot occupancy rate of approximately 87% and a weighted average annual rent per net rentable square foot of $9.14.

     The Company employed approximately 700 persons as of December 31, 1996, and is headquartered in Seattle, Washington, with regional offices in Phoenix, Arizona; Chicago, Illinois; Atlanta, Georgia; and Bellevue, Washington. The Company is a Delaware corporation incorporated on July 23, 1993. The Company began operations as a REIT through the consolidation on March 1, 1994 of 17 publicly held real estate limited partnerships (the "Consolidation"). The Company's executive offices are located at 1201 Third Avenue, Suite 2200, Seattle, Washington 98101, and its telephone number is (206) 624-8100.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which will include the development and acquisition of additional properties and other acquisition transactions, the expansion and improvement of certain properties in the Company's portfolio, and the repayment of indebtedness.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth ratios of earnings to fixed charges for the periods shown. The ratios shown for the years ended December 31, 1994, 1995 and 1996 are for the Company. Ratios shown for the years ended December 31, 1992 and 1993 are derived from combined historical financial information of the 17 publicly held real estate limited partnerships that were included in the Consolidation ("Predecessor").

            YEAR ENDED DECEMBER 31,
-----------------------------------------------
   PREDECESSOR                COMPANY
-----------------    --------------------------
 1992       1993      1994      1995      1996
-------    ------    ------    ------    ------
10.23x      8.80x     2.95x     3.00x     2.79x

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income before extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are the same as the ratios presented above.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. The Debt Securities may be issued under one or more indentures, each dated as of a date before the issuance of the Debt Securities to which it relates and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. Each such indenture (collectively, the "Indenture") will be entered into between the Company and a trustee (the "Trustee"), which may be the same Trustee. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of the anticipated material provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

     The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in such Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

     Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Directors or as set forth in the applicable Indenture or one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     The following summaries set forth certain general terms and provisions of the Indenture and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

          (1) the title of such Debt Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Class A Common Stock or Preferred Stock or the method by which any such portion shall be determined;

          (4) if convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and conversion period and, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Class A Common Stock or the Preferred Stock into which such Debt Securities are convertible;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates upon which any such interest will be payable, the record dates for payment of such interest, or the method by which any such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

          (9) the period or periods, if any, within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the Company's option, if the Company is to have such option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency or currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (13) whether such Debt Securities will be issued in certificated and/or book-entry form, and, if in book entry form, the identity of the depositary for such Debt Securities and the terms of the depositary arrangement;

          (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (15) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof;

          (16) any deletions from, modifications of or additions to the events of default or covenants of the Company, to the extent different from those described herein or in the applicable Indenture with respect to such Debt Securities, and any change in the right of any Trustee or any of the holders to declare the principal amount of any such Debt Securities due and payable;

          (17) whether and under what circumstances the Company will pay any Additional Amounts, as contemplated in the applicable Indenture, on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

          (18) the subordination provisions, if any, relating to such Debt Securities;

          (19) the provisions, if any, relating to any security provided for such Debt Securities; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as may be set forth in any Prospectus Supplement, the Indenture will not contain any provisions that would limit the Company's ability to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Common Stock (defined below) and Preferred Stock are, however, designed to preserve the Company's status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Restrictions on Transfers of Capital Stock; Excess Stock." In addition, the Company's Restated Bylaws provide that, subject to certain exceptions, the Company may not incur debt if, after giving effect to such borrowing, its indebtedness for borrowed funds would exceed 50% of its total assets (as defined in the Bylaws) or 300% of its adjusted net worth (as defined in the Bylaws). Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

     Unless otherwise described in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the applicable Trustee's corporate trust office, the address of which will be set forth in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder of such Debt Security on the applicable Regular Record Date and may be paid either to the person in whose name such Debt Security is registered at the close of business on a special record date to be fixed by the Trustee (the "Special Record Date") for the payment of such Defaulted Interest, notice whereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as will be more completely described in the Indenture.

     Subject to certain limitations imposed on Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the applicable Trustee's corporate trust office or at the office of any transfer agent designated by the Company for such purpose. In addition, subject to certain limitations imposed on Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the applicable Trustee's corporate trust office or at the office of any transfer agent designated by the Company for such purpose. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and the person requesting such transfer must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of mailing notice of redemption of any Debt Securities of that series that may be selected for redemption and ending at the close of business on the day of mailing the relevant notice of redemption; (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or
(c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the holder's option, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture will provide that the Company may, with or without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume the Company's obligation to pay the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no event of default under the Indenture, and no event that, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

     Existence. Except as permitted under "-- Merger, Consolidation or Sale of Assets," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by certificate of incorporation, bylaws and statute) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities.

     Maintenance of Properties. The Indenture will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the Company's judgment may be necessary so that the business carried on or in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

     Insurance. The Indenture will require the Company to, and to cause each of its subsidiaries to, keep in force upon all of its properties and operations policies of insurance carried with responsible companies in such amounts and covering all such risks as shall be commercially reasonable.

     Payment of Taxes and Other Claims. The Indenture will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed on it or any subsidiary or on the income, profits or property of the Company or any subsidiary and (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Indenture will require the Company, within 15 days after each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, to (a) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections,
(b) file with the Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (c) supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of Debt Securities.

     Additional Covenants. Any additional covenants of the Company with respect to any of the series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the applicable Indenture, each Indenture will provide that the following events are "events of default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series) that is continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any of its subsidiaries (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles) in an aggregate principal amount in excess of $10,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (including such leases) in an aggregate principal amount in excess of $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary of the Company; and (g) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

     If an event of default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority of the principal amount of the outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (y) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (z) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     The Indenture will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in such holders' interest.

     The Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     The Indenture will provide that, subject to provisions in such Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under the Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. The Trustee may, however, refuse to follow any direction that is in conflict with any law or the Indenture that may involve the Trustee in personal liability or that may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company will be required to deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of any Indenture will be permitted only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of (and premium, if any) or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

     The holders of a majority in aggregate principal amount of outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants in the applicable Indenture.

     Modifications and amendments of the Indenture will be permitted to be made by the Company and the Trustee without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under the Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (c) to add events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto that are entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Class A Common Stock or Preferred Stock; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee;
(i) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above), (c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

     The Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be permitted to be called at any time by the Trustee and, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage that is less than a majority in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series. Persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series will constitute a quorum at any meeting called to adopt a resolution, and at any reconvened meeting; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, the Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series, (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise indicated in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

     The Indenture will provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either to (a) defease and be discharged from any and all obligations with respect to any series of Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt

Securities and to hold money for payment in trust) ("defeasance") or (b) be released from its obligations with respect to such Debt Securities under the applicable Indenture (being the restrictions described under "-- Certain Covenants") or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (defined below), or both, applicable to such Debt Securities that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based on a ruling of the Internal Revenue Service (the "IRS") or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

     "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security or (b) a Conversion Event (defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (ii) the European Currency Unit ("ECU") both within the European

Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (d) under "-- Events of Default, Notice and Waiver" with respect to the specified sections of the applicable Indenture (which sections would no longer be applicable to such Debt Securities) or clause (g) thereunder with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity, but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. The Company would, however, remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Class A Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Class A Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the Trustee's corporate trust office, the address of which will be stated in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

     All amounts paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                          DESCRIPTION OF COMMON STOCK

     The Company has authority to issue 120,000,000 shares of Class A Common Stock, par value $.001 per share, and 500,000 shares of Class B Common Stock, par value $.001 per share (collectively, the "Common Stock"). At January 31, 1997, the Company had outstanding 27,609,548 shares of Class A Common Stock and 154,604 shares of Class B Common Stock.

GENERAL

     The following description of the Class A Common Stock sets forth certain general terms and provisions of the Class A Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Class A Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock. The statements below describing the Class A Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws.

TERMS

     Subject to the preferential rights of any other shares or series of stock, holders of Class A Common Stock will be entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Payment and declaration of dividends on the Class A Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Class A Common Stock (together with holders of Class B Common Stock) will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. The Class A Common Stock will possess ordinary voting rights for the election of directors and, in respect of other corporate matters, each share will entitle the holder thereof to one vote. Holders of Class A Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all the shares of the Common Stock voting for the election of directors can elect all the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of shares of Class A Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Class A Common Stock that may be issued by the Company at a subsequent date. All shares of Class A Common Stock now outstanding are, and additional shares of Class A Common Stock offered will be when issued, fully paid and nonassessable, and no shares of Class A Common Stock are or will be subject to preemptive or similar rights.

     The Class B Common Stock has rights substantially similar to those of the Class A Common Stock. Each holder of Class B Common Stock was entitled to a loan from the Company in an amount necessary to satisfy the holder's general partner capital obligation to certain partnerships that were acquired by the Company in the Consolidation. Each loan is secured by a pledge of the Class B Common Stock held by the borrowing stockholder. Upon repayment of a portion of the loan, that portion of the Class B Common Stock equal to the percentage of the loan principal repaid is released from the pledge and is convertible, on a share-for-share basis, into shares of Class A Common Stock. Class B Common Stock is not publicly traded but is transferable upon its release from the pledge.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock; Excess Stock."

TRANSFER AGENT

     The registrar and transfer agent for the Common Stock is Gemisys
Corporation.

STOCKHOLDER RIGHTS PLAN

     Pursuant to the Rights Agreement dated as of March 17, 1994, between the Company and Gemisys Corporation, as Rights Agent (the "Rights Agreement"), holders of shares of Common Stock have certain rights to purchase shares of the Company's Series A Junior Participating Preferred Stock (the "Junior Preferred Shares") exercisable only in certain circumstances (the "Rights"). The Rights, which are represented by certificates for the Common Stock, trade together with the Common Stock until a Distribution Date (defined below). Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase one one-hundredth of a Junior Preferred Share at $65 per one onehundredth of a Junior Preferred Share (subject to adjustment, the "Purchase Price").

     Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding Common Stock and (b) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Stock (the earlier of such dates, the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of March 25, 1994 (the "Rights Record Date"), by such Common Stock certificate, with a copy of a Summary of Rights to Purchase Preferred Shares (the "Summary of Rights") attached thereto.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Rights Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Rights Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on March 17, 2004, unless such date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable and the number of Junior Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Shares, (b) upon the grant to holders of the Junior Preferred Shares of certain rights or warrants to subscribe for or purchase Junior Preferred Shares at a price, or securities convertible into Junior Preferred Shares with a conversion price, less than the then-current market price of the Junior Preferred Shares, or (c) upon the distribution to holders of the Junior Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Junior Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Junior Preferred Share issuable upon exercise of each Right is also subject to adjustment in the event of a stock split of the Common Stock or a dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Junior Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each holder of Junior Preferred Shares will be entitled to a minimum preferential quarterly dividend payment of the greater of $1 per share and a per share dividend of 100 times the aggregate dividends declared per share of Common Stock. In the event of liquidation, the holders of Junior Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share or, if greater, to an aggregate per share payment of 100 times the aggregate payment made per share of Common Stock. Each Junior Preferred Share will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Junior Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Junior Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth of a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value, as of the date of exercise, of two times the exercise price of the Right. If the Company is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Company's Board of Directors may exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Junior Preferred Share (or of a share of a class or series of the Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Junior Preferred Shares will be issued (other than fractions that are integral multiples of one one-hundredth of a Junior Preferred Share, which may, at the Company's election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to any person or group becoming an Acquiring Person, the Company's Board of Directors may redeem the Rights in whole, but not in part, at the price of $.0001 per Right, with adjustments for stock splits, stock dividends or other similar transactions (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Company's Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Company's Board of Directors without the consent of the holders of the Rights, including an amendment to lower certain 10% thresholds described above to not less than the greater of (a) the sum of .001% and the largest percentage of the outstanding Common Stock then known to the Company to be beneficially owned by any person or group of affiliated persons and (b) 9.8%, except that, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any merger or other business combination approved by the Company's Board of Directors since the Company's Board of Directors may, at its option, at any time prior to any person or group becoming an Acquiring Person, redeem all, but not less than all, the then-outstanding Rights at the Redemption Price.

                         DESCRIPTION OF PREFERRED STOCK

     The Company is authorized to issue 40,000,000 shares of Preferred Stock, par value $.001 per share, of which no shares were outstanding as of January 31, 1997. The Company has designated 2,800,000 shares of the Preferred Stock as the Junior Preferred Shares issuable in connection with the Rights Agreement described under "Description of Common Stock -- Stockholder Rights Plan."

GENERAL

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation (including the applicable Certificate of Designations) and Bylaws.

     Shares of Preferred Stock may be issued from time to time in one or more series as authorized by the Company's Board of Directors. Subject to limitations prescribed by the Delaware General Corporation Law and the Certificate of Incorporation, the Company's Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution by the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

          (1) the title and stated value of such Preferred Stock;

          (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) whether such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

          (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

          (6) the provision for a sinking fund, if any, for such Preferred
     Stock;

          (7) any voting rights of such Preferred Stock;

          (8) the provision for redemption, if applicable, of such Preferred Stock;

          (9) any listing of such Preferred Stock on any securities exchange;

          (10) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (11) a discussion of federal income tax considerations applicable to such Preferred Stock;

          (12) any limitations on actual, beneficial or constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the Company's REIT status;

          (13) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (14) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company's affairs; and

          (15) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company's affairs, rank (a) senior to all classes or series of Common Stock and Excess Stock of the Company, to the Junior Preferred Shares and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company; and (c) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company. As used in the Certificate of Incorporation, for these purposes the term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of shares of Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Company's Board of Directors, out of the Company's assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the Company's stock transfer books on such record dates as shall be fixed by the Company's Board of Directors.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Company's Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If any shares of Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (a) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (b) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared on shares of Preferred Stock of such series and any other series of Preferred

Stock ranking on a parity as to dividends of such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series that may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (a) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period and (b) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made on the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the Company's option, as a whole or in part, in each case on the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (a) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period and (b) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed;

provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period and
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

     If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in the issuance of any Excess Stock.

     Notice of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the Company's stock transfer books. Each notice shall state (a) the redemption date; (b) the number of shares and series of the Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (f) the date on which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. In order to facilitate the redemption of shares of Preferred Stock of any series, the Board of Directors may fix a record date for the determination of shares of such series of Preferred Stock to be redeemed.

     Subject to applicable law and the limitation on purchases when dividends on a series of Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of such series of Preferred Stock in the open market, by tender or by private agreement.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of the Common Stock or any other class or series of capital stock of the Company ranking junior to any series of the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of any series of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease, transfer or conveyance of all or substantially all of the Company's property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Company.

VOTING RIGHTS

     Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares or (b) amend, alter or repeal the provisions of the Certificate of Incorporation or the Certificate of Designations for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Delaware law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Certificate of Incorporation, whether or not entitled to vote thereon by the Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series, or alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Class A Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Class A Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist it in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock; Excess Stock."

TRANSFER AGENT

     The transfer agent and registrar for any series of Preferred Stock will be set forth in the applicable Prospectus Supplement.

            RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK; EXCESS STOCK

     For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 355 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company remains qualified as a REIT, the Certificate of Incorporation, subject to certain exceptions, provides that the Company may prevent the transfer or call for redemption of shares of the Company (whether Common Stock or Preferred Stock) if more than 50% of the outstanding shares would be owned, actually or constructively, by five or fewer persons (defined to include individuals, corporations, partnerships, joint ventures and similar entities) or if one person would own, actually or constructively, more than 9.8% of the total outstanding shares (or such higher percentage as may be determined by the Company's Board of Directors (the "Ownership Limit")). In addition, the Company may prevent such transfers or call for redemption of such shares if the Company's Board of Directors determines in good faith that the shares have or may become concentrated to an extent that may prevent the Company from qualifying as a REIT. See "Certain Federal Income Tax Considerations -- Overview of REIT Qualification Rules -- Share Ownership." Any class or series of Preferred Stock may be subject to these restrictions if so stated in the resolutions providing for the issuance of such Preferred Stock. Any corporate investor wishing to acquire or own more than 9.8% of the total outstanding shares may petition the Company's Board of Directors in writing for approval. The Company's Board will grant such request unless it determines in good faith that the acquisition or ownership of such shares would jeopardize the Company's qualification as a REIT under existing federal tax laws and regulations. Any corporate investor intending to acquire shares in excess of the Ownership Limit must give written notice to the Company of the proposed acquisition no later than the date on which the transaction occurs and must furnish such opinions of counsel, affidavits, undertakings, agreements and information as may be required by the Company's Board of Directors to evaluate or to protect against any adverse effect of the transfer. Notwithstanding the foregoing, the Company's Board of Directors is not required to grant a request to adjust the Ownership Limit if the Company's Board of Directors believes, based on advice of legal counsel, that the granting of such request would cause the Company's Board of Directors to breach its fiduciary duties to the stockholders of the Company.

     If, despite the restrictions noted above, any person acquires shares of Common Stock in excess of the Ownership Limit (applying certain constructive ownership provisions), the shares most recently acquired by such person in excess of the Ownership Limit will be automatically exchanged for an equal number of shares of Excess Stock. The Company is authorized to issue 160,000,000 shares of Excess Stock, par value $.001 per share. Pursuant to the Company's Certificate of Incorporation, shares of Excess Stock have the following characteristics: (a) owners of Excess Stock are not entitled to exercise voting rights with respect to the Excess Stock; (b) Excess Stock shall not be deemed outstanding for purposes of determining a quorum at any annual or special meeting of stockholders; and (c) Excess Stock will not be entitled to any dividends or other distributions. Any person who becomes an owner of Excess Stock is obligated to immediately give the Company written notice of such fact and certain information required by the Certificate of Incorporation. Excess Stock is also deemed to have been offered for sale to the Company or its designee for a period of 120 days from the later of (i) the date of the transfer that created the Excess Stock if the Company has actual notice that such transfer created the Excess Stock and (ii) the date on which the Company's Board of Directors determines in good faith that the transfer creating the Excess Stock has occurred. The Company has the right during such time period to accept the deemed offer or, in the Board of Directors' discretion, the Company may acquire and sell, or cause the owner to sell, the Excess Stock. The price for the Excess Stock will be the lesser of (y) the closing price of the shares exchanged into Excess Stock on the national stock exchange on which the shares are listed as of the date the Company or its designee acquires the Excess Stock or, if no such price is available, as determined in good faith by the Company's Board of Directors and (z) the price per share paid by the owner of the shares that were exchanged into Excess Stock or, if no purchase price was paid, the fair market value of such shares on the date of acquisition as determined in good faith by the Company's Board of Directors. Upon such transfer or sale, the Excess Stock will automatically convert to Class A Common Stock with all voting and dividend rights effective as of the date of such conversion; provided, however, that the owner will not be entitled to receive dividends payable with respect to Class A Common Stock for the period during which the shares were Excess Stock.

     All certificates of Class A Common Stock and Class B Common Stock, any other series of Common Stock, and any class or series of Preferred Stock will bear a legend referring to the restrictions described above. All persons who own a specified percentage (or more) of the outstanding capital stock of the Company must file an affidavit with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between .5% and 5%, depending on the number of record holders of capital stock. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of capital stock of the Company as the Company's Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     This ownership limitation may have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following summary of certain federal income tax considerations to the Company and to holders of Common Stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Common Stock will vary depending on the terms of the specific Common Stock acquired by such holder, as well as his or her particular situation. Investors acquiring Debt Securities or Preferred Stock should refer to their respective Prospectus Supplement for federal income tax considerations associated with such investment. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations and person who are not citizens or residents of the United States, except to the extent discussed under "-- Taxation of Tax-Exempt Stockholders" and
"-- Federal Income Taxation of Foreign Stockholders"), subject to special treatment under federal income tax laws.

     EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE LAWS.

QUALIFICATION OF THE COMPANY AS A REIT; OPINION OF COUNSEL

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that it will not be subject to federal corporate income taxes on net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results when a corporation earns income and distributes that income to stockholders in the form of a dividend. Accordingly, if the Company at any time fails to qualify as a REIT, the Company will be taxed on its distributed income, thereby reducing the amount of cash available for distribution to its stockholders.

     In the opinion of Perkins Coie, counsel to the Company, commencing with the taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT and its prior and future proposed method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon the representations of the Company as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on the Company's ability to satisfy on a continuing basis certain distribution levels, diversity of stock ownership and various qualification tests imposed by the Code as summarized below. While the Company intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by counsel or the Company that the Company will so qualify for any particular year. Perkins Coie will not review compliance with these tests on a continuing basis, and has not undertaken to update its opinion subsequent to the date hereof.

TAXATION OF THE COMPANY AS A REIT

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal income tax on net income that is currently distributed to its stockholders. The Company may, however, be subject to certain federal taxes based on the amount of its distributions or its inability to meet certain REIT qualification requirements. These taxes are the following:

     Tax on Undistributed Income. First, if the Company does not distribute all of its net taxable income, including any net capital gain, it would be taxed at regular corporate rates on the undistributed income or gains.

     Tax on Prohibited Transactions. Second, if the Company has net income from certain prohibited transactions, including sales or dispositions of property held primarily for sale to customers in the ordinary course of business, such net income would be subject to a 100% confiscatory tax.

     Tax on Failure to Meet Gross Income Requirements. Third, if the Company should fail to meet either the 75% or 95% gross income test as described below but still qualify for REIT status because, among other requirements, it was able to show that such failure was due to reasonable cause, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount, if any, by which it failed either the 75% or the 95% gross income test, multiplied by (b) a fraction intended to reflect its profitability.

     Tax on Failure to Meet Distribution Requirements. Fourth, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Tax on Built-in Gain. Fifth, if during the 10-year period (the "Recognition Period") beginning on the date that Shurgard Incorporated merged with and into the Company, the Company recognizes gain on the disposition of any asset acquired by the Company from Shurgard Incorporated, then to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period, such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

     Alternative Minimum Tax. Sixth, the Company may be subject to alternative minimum tax on certain items of tax preference.

     Tax on Foreclosure Property. Seventh, if the Company has (a) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

OVERVIEW OF REIT QUALIFICATION RULES

     The following summarizes the basic requirements for REIT status:

          (a) The Company must be a corporation, trust or association that is managed by one or more trustees or directors.

          (b) The Company's stock or beneficial interests must be transferable and held by more than 100 stockholders, and no more than 50% of the value of the Company's stock may be held, actually or constructively, by five or fewer individuals.

          (c) Generally, 75% (by value) of the Company's investments must be in real estate, mortgages secured by real estate, cash or government securities (the "Qualified Assets") and not more than 25% (by value) of the Company's total assets be represented by securities (other than those securities included in Qualified Assets) limited in respect of any one issuer to an amount not greater than 5% of the value of the Company's total assets and to not more than 10% of the outstanding voting securities of the issuer.

          (d) The Company must meet three gross income tests:

             (i) First, at least 75% of the gross income must be derived from specific real estate sources;

             (ii) Second, at least 95% of the gross income must be from the real estate sources includable in the 75% test, or from dividends, interest or gains from the sale or disposition (other than sales or dispositions as a dealer) of stock and securities; and

             (iii) Third, less than 30% of the gross income may be derived from the sale of real estate assets held for less than four years, from the sale of certain "dealer" properties or from the sale of stock or securities having a short-term holding period.

          (e) The Company must distribute to its stockholders in each taxable year an amount at least equal to 95% of the Company's "REIT taxable income" (which is generally equivalent to taxable ordinary income and is defined below).

     The discussion set forth below explains these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may be expected to impact the Company in its operations, noting areas of uncertainty that perhaps could lead to adverse consequences to the Company and its stockholders.

     Share Ownership. The Company's shares of stock are fully transferable, with the exception of certain shares that are subject to contractual transfer restrictions. Furthermore, the Company has more than 100 stockholders and its Certificate of Incorporation provides, to decrease the possibility that the Company will ever be closely held, that no individual, corporation or partnership is permitted to actually or constructively acquire more than 9.8% of the number of outstanding shares of Class A Common Stock. The Ownership Limit may be adjusted, however, by the Company's Board of Directors in certain circumstances. Shares acquired in excess of the Ownership Limit may be redeemed by the Company. In addition, the Certificate of Incorporation provides that shares acquired in excess of the Ownership Limit will automatically convert into nondividend-paying and nonvoting shares of Excess Stock. Contractual or securities law restrictions on transferability should be disregarded for purposes of determining the transferability of REIT shares. The ownership and transfer restrictions pertaining generally to a particular issue of Preferred Stock will be described in the Prospectus Supplement relating to such issue.

     Nature of Assets. On the last day of each calendar quarter, at least 75% of the value of the Company's total assets must consist of (a) real estate assets (including interests in real property and mortgages on loans secured by real property), (b) cash and cash items (including receivables), and (c) government securities (collectively, the "real estate assets"). In addition, no more than 25% of the value of the Company's assets may consist of securities (other than government securities). Finally, except for certain "qualified REIT subsidiaries," as described below, the securities of any issuer, other than securities that are Qualified Assets, may not represent more than 5% of the value of the Company's total assets or 10% of the outstanding voting securities of any one issuer. The Company has recently invested in Shurgard's Storage To Go, a taxable REIT subsidiary engaged in the containerized storage business (the "Taxable Subsidiary"). The Taxable Subsidiary is a fully taxed C corporation not qualifying as a REIT or qualified REIT subsidiary. The Company owns nonvoting stock of the Taxable Subsidiary representing less than 75% of the total value of all of the Taxable Subsidiary's outstanding securities. Although no appraisal has been obtained by the Company to determine the value of the Company's stockholdings in the Taxable Subsidiary, the Company has represented that such value is significantly less than 5% of the total value of all Company assets.

     While, as noted above, a REIT cannot own more than 10% of the outstanding voting securities of any single issuer, an exception to this rule permits REITs to own "qualified REIT subsidiaries." A "qualified REIT subsidiary" is any corporation in which 100% of its stock is owned by the REIT at all times during which the corporation was in existence. The Company currently has five wholly owned corporate subsidiaries that were formed and owned at all times during their existence by the Company. These corporations should be treated as "qualified REIT subsidiaries" and should not adversely affect the Company's qualification as a REIT.

     The Company owns interests in partnerships that directly or indirectly own and operate self storage centers. The Company, for purposes of satisfying its REIT asset and income tests, will be treated as if it owns a proportionate share of each of the assets of these partnerships attributable to such interests. For these purposes, the Company's interest in each of the partnerships will be determined in accordance with its capital interest in such partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in the Company's hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of such qualified income and assets, based on the Company's capital interest in the partnerships, will be treated as qualified rental income and real estate assets of the Company for purposes of determining its REIT characterization. It is expected that substantially all the properties of the partnerships will constitute real estate assets and generate qualified rental income for these REIT qualification purposes.

     The Company has acquired interests in certain partnerships that entitle the Company to share in a percentage of profits in excess of its percentage of total capital contributed to the partnerships. Regulatory authority does not specifically address this situation and, based on existing authority, the treatment of these profit interests when applying these gross income and asset rules is uncertain. For example, based on the existing rules, if the amount of net income allocated to a REIT based on a profit interest in a partnership is in excess of its capital interest in the partnership's underlying gross income, the amount of such excess should be entirely disregarded for these REIT qualification purposes. Furthermore, these rules do not specifically address the manner in which a REIT is to determine its capital interest. There is no reference to the capital account or special allocation rules of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder and these rules do not address acquisitions of partnership interests for valuable consideration. Based on the fact that the Company acquired these interests for valuable consideration and at a time when the partnership assets may have some appreciated capital value, the Company may be treated as having a capital percentage in the partnerships at the time the interests were acquired. In the event the IRS determines that the percentage of capital contributed is the proper indicator of a capital interest, however, a portion of the income recognized by the Company and the real estate treated as owned by the Company attributable to its interest in these partnerships may be disregarded when applying these gross income and asset requirements.

     This treatment for partnerships is conditioned on the treatment of these entities as partnerships for federal income tax purposes (as opposed to associations taxable as corporations). Effective January 1, 1997, the IRS issued final Treasury Regulations regarding the classification of entities under
Section 7701 of the Code. Pursuant to these Regulations, domestic and foreign entities having associates and an objective to carry on business for profit, other than those treated by definition as corporations, may generally choose to be taxed as either partnerships or associations taxed as corporations. Prior to the effective date of these Regulations, entities must have had a reasonable basis for supporting their characterization under prior regulations. These prior regulations were based on the historical differences under local law between partnerships and corporations. Accordingly, entities were previously characterized based on whether the entity had or lacked a preponderance of corporate attributes (i.e., limited liability, centralized management, free transferability of interests and continuity of life). If the partnerships were taxed as corporations and the Company's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of such interests exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described below and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the Company would not qualify as "real estate assets," which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of any losses generated by the partnerships in computing its taxable income. The Company believes that each of the partnerships will be taxed prior to 1997 as partnerships (and not as associations taxable as a corporations) and that for 1997 and all future years it will not elect or cause any of the partnerships to be taxed other than as a partnership.

     Income Tests. To maintain its qualification as a REIT, the Company must meet three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company on the lease of self storage centers will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related-Party Tenant"). Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person and does not anticipate receiving rents in excess of a de minimis amount from Related-Party Tenants. Furthermore, the Company does not lease personal property in connection with its rental of self storage centers.

     Finally, for rents to qualify as "rents from real property," the Company must not operate or manage the property or furnish or render services to tenants unless the Company furnishes or renders such services through an independent contractor from whom the Company derives no revenue. The Company need not utilize an independent contractor to the extent that services provided by the Company are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Company has obtained a private letter ruling from the IRS ruling that the management services provided by the Company for its own properties will not cause the rents received by the Company to be treated as other than "rents from real property." The ruling is based on a description of those management services to be performed by the Company in connection with its own properties, including maintenance, repair, lease administration and accounting and security.

     The ruling also considers certain ancillary services to be directly performed by the Company such as truck rentals and inventory sales. The ruling provides that such services do not otherwise adversely affect the characterization of the rental income received by the Company. Nonetheless, income from truck rentals and certain other ancillary services does not qualify under these gross income tests ("Nonqualifying Income"). In addition, the fees, consideration and certain reimbursements that the Company receives for performing management and administrative services with respect to properties that are not owned entirely by the Company will also be treated as Nonqualifying Income.

     If the Company fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such test was due to reasonable cause and not willful neglect and the Company attaches a schedule of its income sources to its tax return that does not fraudulently or intentionally exclude any income sources. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to such excess income.

     Annual Distribution Requirements. Each year, the Company must have a deduction for dividends paid (determined under Section 561 of the Code) to its stockholders in an amount equal to (a) 95% of the sum of (i) its "REIT taxable income" as defined below, (ii) any net income from foreclosure property less the tax on such income, minus (b) any "excess noncash income," as defined below. "REIT taxable income" is the taxable income of a REIT computed without a deduction for dividends paid and excluding any net capital gain. REIT taxable income is further adjusted by certain items, including, without limitation, an exclusion for net income from foreclosure property, a deduction for the tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before deduction for dividends paid and excluding any net capital gain. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before the REIT timely files its tax return for such year and is paid on or before the first regular dividend payment after such declaration.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. Furthermore, substantial principal payments on Company indebtedness, which has the effect of lowering the amount of distributable cash without an offsetting deduction to Company taxable income, may adversely affect the Company's ability to meet this distribution requirement. In the event that such timing differences or reduction to distributable cash occurs, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possible long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based on the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

FAILURE OF THE COMPANY TO QUALIFY AS A REIT

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to its stockholders. Distributions to stockholders in any year in which the Company fails to qualify would not be deductible by the Company nor would they be required to be made. In such an event, to the extent of current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, the Company would also be disqualified from taxation as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF HOLDERS OF DEBT SECURITIES

     Holders of Debt Securities should consult the Prospectus Supplement with respect to such Securities for a discussion of U.S. federal income tax consequences associated with the ownership of Debt Securities.

TAXATION OF HOLDERS OF PREFERRED STOCK

     Holders of Preferred Stock should consult the Prospectus Supplement with respect to such Securities for a discussion of U.S. federal income tax consequences associated with the ownership of Preferred Stock.

TAXATION OF TAXABLE U.S. STOCKHOLDERS GENERALLY

     As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who (for U.S. federal income tax purposes) is (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (c) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to a U.S. Stockholder as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the U.S. Stockholder has held his or her shares of stock. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis that such U.S. Stockholder has in his or her shares of stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Stockholder's adjusted basis in his or her shares taxable as capital gains (provided that the shares have been held as a capital asset). Dividends declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

     Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Common Stock, however, will not be treated as investment income unless the U.S. Stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify stockholders after the close of the Company's fiscal year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

     Upon any sale or other disposition of shares of Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on such sale or other disposition and (b) the holder's adjusted basis in the shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset, and will be long-term gain or loss if the shares have been held for more than one year. In general, any loss recognized by a U.S. Stockholder on the sale or other disposition of shares of the Company that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. Stockholder from the Company that were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

     The Company will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder
(a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their nonforeign status to the Company. See "-- Federal Income Taxation of Foreign Stockholders."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account or a 401(k) plan, that holds Common Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased the Common Stock with borrowed funds, some or all of its dividends may be subject to tax as "Unrelated Business Taxable Income" ("UBTI"). Also, for tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7),
(c)(9), (c)(17) and (c)(20), respectively, of the Code, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning those "set aside" and reserve requirements. In addition, under Section 856(h) of the Code, if certain requirements are met, a pension trust that owns more than 10% (by value) of the Company's outstanding stock, including preferred stock, could be treated as recognizing UBTI on a portion of its dividends even if its stock is held for investment and is not treated as acquired with borrowed funds. The ownership limit provisions on Company stock, however, should prevent this result in most cases.

FEDERAL INCOME TAXATION OF FOREIGN STOCKHOLDERS

     Overview. The rules governing U.S. income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Stockholders") are complex and the following discussion is intended only as a summary of these rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws on an investment in the Company, including any reporting requirements.

     In general, a Non-U.S. Stockholder will be subject to the same U.S. federal income tax rules and rates that apply to a U.S. Stockholder if its investment in the Company is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an nonapplicable income tax treaty) under Section 884 of the Code, which tax is payable in addition to regular U.S. federal corporate income tax. The following discussion will apply to a Non-U.S. Stockholder whose investment in the Company is not so effectively connected.

     A distribution by the Company that is neither attributable to gain from the sale or exchange by the Company of "United States Real Property Interests" ("USRPIs") nor designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent that it is made out of current or accumulated earnings and profits of the Company. Generally, an ordinary income dividend made to a Non-

U.S. Stockholder will be subject to a U.S. federal withholding tax equal to 30% of the gross amount of the dividend. This tax may be reduced by an applicable tax treaty between the United States and the country in which the Non-U.S. Stockholder resides. A distribution in excess of the Company's earnings and profits will be treated first as a nontaxable return of capital that will reduce a Non-U.S. Stockholder's basis in its stock. Any excess is then treated as a gain from the disposition of the Company's shares, the tax treatment of which is described below.

     Distributions by the Company that are attributable to gain from the sale or exchange by the Company of USRPIs will be taxed to the Non-U.S. Stockholder in the United States under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). FIRPTA generally applies to gains realized by foreign persons upon the sale or exchange of USRPIs, which includes real property situated in the United States and stock of any U.S. company that has a significant proportion of U.S. real property comprising its total business assets (e.g., 50% or more). Under FIRPTA, distributions by a REIT that are attributable to gains on sales of USRPIs are taxed to a Non-U.S. Stockholder as if the distributions were gains effectively connected with a U.S. trade or business even if the Non-U.S. Stockholder is not in fact engaged in a U.S. trade or business. Accordingly, if the Company distributes capital gains to which FIRPTA applies, a Non-U.S. Stockholder will be taxed at the same capital gain rates that apply to U.S. Stockholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of a nonresident alien individual). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporate stockholder (except as otherwise provided by an applicable income tax treaty).

     The Company generally will be required to withhold from distributions to Non-U.S. Stockholders and remit to the IRS (a) 35% of capital gain dividends (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends) and (b) 30% (or lower treaty rate) of ordinary dividends paid out of earnings and profits. If the Company designates prior distributions as capital gain dividends, it need not make payment of the 35% withholding requirement; however, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for withholding purposes. A distribution in excess of the Company's earnings and profits may be subject to a 30% withholding tax on ordinary dividends if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of the Company's current or accumulated earnings and profits. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. To the extent the Company does not so withhold, it is required to withhold 10% from any distribution to a Non-U.S. Stockholder whose shares are classified as a USRPI to the extent such distribution is in excess of current and accumulated earnings and profits. If the amount of tax withheld by the Company with respect to a distribution to a Non-U.S. Stockholder exceeds the Non-U.S. Stockholder's U.S. federal tax liability with respect to such distribution, the Non-U.S. Stockholder may file for a refund of such excess from the IRS.

     A sale of Company stock by a Non-U.S. Stockholder generally will not be subject to U.S. federal income taxation unless the stock sold constitutes a USRPI. Similarly, ordinary income dividends in excess of earnings and profits and basis will not be subject to U.S. federal taxation if the stock with respect to which the dividend is paid does not constitute a USRPI. The Common Stock will not constitute a USRPI if (a) the Company is a "domestically controlled REIT" or
(b) the stock is "regularly traded" on an established securities market (such as Nasdaq or the NYSE) and the stockholder owns (actually and constructively under certain constructive ownership rules) less than 5% of the stock during an applicable "look back" period. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Stockholders. While the Company believes that it is a domestically controlled REIT, such status depends on the ownership of the Company's freely transferable stock and, therefore, no assurance can be given that the Company is or will continue to be a domestically controlled REIT.

     If, notwithstanding the above, gain on a sale of the Company's stock is taxable under FIRPTA, a Non-U.S. Stockholder would generally be subject to the same tax treatment discussed above with respect to capital gain dividends, with the exception that the requirement that the Company withhold 35% of the capital gain dividends will not apply. Instead, the purchaser of stock would be required to withhold 10% of the gross proceeds and remit this amount to the IRS.

     Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) and information reporting will generally not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (a) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (b) capital gains dividends, or (c) distributions attributable to gain from the sale or exchange by the Company of USRPIs. Generally, backup withholding and information reporting will not apply to a payment of stock sale proceeds by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of stock sale proceeds by a foreign office of a broker that (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) is a "controlled foreign corporation" (generally, a foreign corporation controlled by U.S. Stockholders) for U.S. tax purposes, unless the broker has documentary evidence that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a U.S. office of a broker of the stock sale proceeds is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that the stockholder is a Non-U.S. Stockholder, or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     The backup withholding and information reporting rules are under review by the United States Treasury and their application to the Securities could be changed prospectively by future Treasury regulations.

STATE AND LOCAL TAXES

     Holders of Common Stock may be subject to various state or local taxes in other jurisdictions in which stockholders reside or own property or other interests. Such tax treatment of the stockholders in states having taxing jurisdiction over them may differ from the federal income tax treatment described in this summary. Consequently, each stockholder should consult his or her tax advisor as to the tax consequences of the Common Stock under the respective state laws applicable to him or her.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices relating to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Certain of the underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts will be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the Company's approval. Contracts will not be subject to any conditions except (a) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts. The underwriters and other agents will not have any responsibility in respect of the validity or performance of such Contracts.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Class A Common Stock. The Class A Common Stock is currently listed on the NYSE. Unless otherwise specified in the related Prospectus Supplement, any shares of Class A Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

     In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not simultaneously engage in market-making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by Perkins Coie, Seattle, Washington.

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                                1,000,000 SHARES

                                SHURGARD STORAGE
                                 CENTERS, INC.

                                       % SERIES C
                             CUMULATIVE REDEEMABLE
                                PREFERRED STOCK

                            (LIQUIDATION PREFERENCE
                               $25.00 PER SHARE)

                                      LOGO

                                  ------------

                             PROSPECTUS SUPPLEMENT

                               DECEMBER   , 1998

                                  ------------

                              SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.

                            PAINEWEBBER INCORPORATED

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